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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 25 2015

Washington DC
403



SEC FILE NUMBER
8-50429

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____January 1, 2014_____ AND ENDING ___December 31, 2014___
                                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: USI Securities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
_____
FIRM I.D. NO.

___95 Glastonbury Boulevard___
                              (No. and Street)

___Glastonbury___   ___CT___   ___06033___
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___Joseph Gritzer___   (860)   368-2913
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
___CohnReznick LLP___
                        (Name – *if individual, state last, first, middle name*)

___350 Church Street___   ___Hartford___   ___CT___   ___06103___
         (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☐ Certified Public Accountant

☒ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section
240.17a-5(e)(2)*

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, _____Joseph Gritzer_____ , swear (or affirm) that, to

the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__USI Securities, Inc._____ , as of

___December 31,_____ , 20 _14_____ , are true and correct. I further

swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest

in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Signature

_____President, USI Securities, Inc._____

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report. (Bound separately).
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

USI Securities, Inc.

Report on Statements of Financial Condition
and
Report of Independent Registered Public Accounting Firm

December 31, 2014 and 2013

USI SECURITIES, INC.

Index



COHN⊘REZNICK

ACCOUNTING • TAX • ADVISORY

CohnReznick LLP

cohnreznick.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of USI Securities, Inc.

We have audited the accompanying statements of financial condition of USI Securities, Inc. (a Delaware corporation) as of December 31, 2014 and 2013, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. USI Securities, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statements of financial condition presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial condition of USI Securities, Inc. as of December 31, 2014 and 2013 in accordance with accounting principles generally accepted in the United States of America.

CohnReznick LLP

Hartford, Connecticut
February 19, 2015

2

USI SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2014 AND 2013

ASSETS

	2014	2013
Current assets:		
Cash	$ 2,012,541	$ 1,754,160
Commissions receivable	180,538	162,032
Other current assets	14,777	12,053
Total current assets	2,207,856	1,928,245
Property and equipment, at cost:		
Furniture and fixtures	719	719
Less accumulated depreciation	(719)	(532)
	-	187
Deposits	35,000	35,000
Total assets	$ 2,242,856	$ 1,963,432

LIABILITIES AND STOCKHOLDER'S EQUITY

	2014	2013
Current liabilities:		
Accrued expenses	$ 134,428	$ 117,589
Due to related party	106,531	699,013
Total liabilities	240,959	816,602
Commitment		
Stockholder's equity:		
Common stock, $1 par value; 100 shares authorized, 10 shares issued and outstanding	10	10
Additional paid-in capital	2,067,527	2,067,527
Accumulated deficit	(65,640)	(920,707)
Total stockholder's equity	2,001,897	1,146,830
Total liabilities and stockholder's equity	$ 2,242,856	$ 1,963,432

See Notes to Statements of Financial Condition.

USI SECURITIES, INC.

NOTES TO STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2014 AND 2013

Note 1 - Nature of operations:

USI Securities, Inc. (the "Company") is a Delaware corporation that is a wholly-owned subsidiary of USI Consulting Group, Inc. (the "Parent"). The Parent is a subsidiary of USI Holdings Corporation. USI Holdings Corporation is a wholly-owned subsidiary of Compass Acquisition Holdings Corp. and ultimately Onex USI Holdings Corp., substantially owned by investment funds affiliated with Onex Corporation ("Onex") and certain members of management. Onex is a Toronto, Canada based private-equity firm.

The Company is a FINRA (Financial Industry Regulatory Authority, Inc.) member broker-dealer, Securities and Exchange Commission ("SEC") registered investment advisor and licensed insurance agency. The Company, through its registered representatives, offers and sells mutual funds, variable annuities and variable life insurance contracts, primarily in the qualified plans market throughout the United States. The Company also has a limited amount of "constructive receipt" arrangements with other broker-dealers whereby the Company receives override commissions derived from the sale of securities products to customers of other related entities. The Company has an agreement with another broker-dealer (the "clearing broker") to clear transactions, carry customers' accounts on a fully-disclosed basis and perform record keeping functions and, consequently, operates under the exemptive provisions of SEC Rule 15c3-3k(2)(ii).

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities, may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

Note 2 - Summary of significant accounting policies:
Commission income:

Commission revenue on mutual fund 12 b-1 trail fees are recorded on an accrual basis based on a percentage of the mutual fund's net assets.

Commission revenue on sales of shares of mutual funds are recorded on a trade date basis.

Commission revenue on variable annuities and variable life insurance contracts are recognized based on the policy effective date when the data necessary to reasonably determine such commission amounts and policy effective dates has been obtained by the Company. Typically, these types of commissions cannot be reasonably determined until the cash or related commission statement is received by the Company from the insurance carrier.

NOTES TO STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2014 AND 2013

Note 2 - Summary of significant accounting policies (continued):

Commission income (continued):

Override commissions are also recorded when the data necessary to reasonably determine such amount has been obtained, which is generally when the cash is received.

Cash and cash equivalents:

The Company considers all investment instruments purchased with a maturity of three months or less to be cash equivalents. At December 31, 2014 and 2013, there are no cash equivalents.

Allowance for doubtful accounts:

Periodically, the Company evaluates its accounts receivable and provides for an allowance for doubtful accounts equal to the estimated uncollectible amounts. The Company's estimate is based on a review of the current status of each account. At December 31, 2014 and 2013, management of the Company determined an allowance for doubtful accounts is not necessary.

Net capital requirements:

The Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital as defined under such provisions, and requires that the ratio of aggregate indebtedness to net capital be less than 15 to 1.

Reserve requirements:

The Company is exempt from the requirements relating to cash reserves and possession or control of customers securities under Rule 15c3-3 of the Securities Exchange Act of 1934.

Property and equipment - depreciation:

The Company capitalizes all expenditures for property and equipment in excess of $500. Depreciation of property and equipment is recorded on the straight-line basis over the estimated useful lives of the assets. Estimated lives are as follows:

Asset	Estimated Lives
Computer equipment and software	3 - 5 years
Furniture and fixtures	7 years

Expenditures for repairs and maintenance are charged to expense as incurred. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in operations for the period.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2 - Summary of significant accounting policies (concluded):
Income taxes:

The Company has no unrecognized tax benefits at December 31, 2014 and 2013. The Company's U.S. Federal income tax returns are statutorily closed for all tax years through December 31, 2010, and all state income tax returns are closed for all tax periods prior to the 2009 tax year. Management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. The Company is not currently under audit examination by the Internal Revenue Service, and the audit of the 2007 Federal consolidated tax return of USI Holdings Corporation and Subsidiaries was closed as a "no change" audit. Management believes there is limited audit exposure which will not have a material impact on the financial position of the Company.

The Company recognizes interest and penalties associated with uncertain tax positions as part of the income tax provision and includes accrued interest and penalties with the related tax liability in the statements of financial condition.

Subsequent events:

The Company has evaluated events and transactions for potential recognition or disclosure through February 19, 2015, which is the date the financial statements were available to be issued.

Note 3 - Net capital requirements:

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2014 and 2013, the Company has net capital of $1,807,016 and $973,770, respectively, which is $1,790,952 and $919,330, respectively, in excess of its required net capital of $16,064 and $54,440, respectively. The Company's net capital ratio is .13 to 1 and .84 to 1 at December 31, 2014 and 2013, respectively.

The Company's nonallowable assets include a portion of commissions receivable related to Registered Representatives dually employed by the Company and the Parent that were not supported by a waiver of rights to these commissions by such Representatives until the revenue was received by the Company. As such, commissions receivable in the amount of $180,104 and $160,820 were considered nonallowable as of December 31, 2014 and 2013, respectively.

Note 4 - Liabilities subordinated to claims of general creditors:

There are no borrowings under subordination agreements at December 31, 2014 and 2013.

NOTES TO STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2014 AND 2013

Note 5 - Related party transactions:

In 2013, the Company entered into an Expense Sharing Agreement with the Parent. This agreement includes charges to the Company based on proportionate usage for shared services paid for by the Parent including staff compensation, overhead, systems usage, administrative support, rent and facility charges, accounting, payroll and other management services.

Under this agreement, the Company paid $7,085,436 and $6,233,187, including $168,522 and $213,693 in management fees, during the years ended December 31, 2014 and 2013, respectively, covering these services.

In addition, the Company's Registered Representatives are compensated by the Parent for administrative convenience only. The Company paid $565,856 and $565,800 for the years ended December 31, 2014 and 2013, respectively, to the Parent for the Company's proportionate share of the compensation of these Registered Representatives.

The Company's revenues (other than interest income) are mainly derived from sales to customers of entities under common ownership with the Parent.

On March 12, 2013, the Company declared a cash dividend to the Parent in the amount of $450,000. This dividend was paid in full on March 14, 2013.

Note 6 - Operating leases:

The Company has a service bureau agreement classified for financial statement purposes as a software lease. Effective March 1, 2012, the lease terms require a monthly fee of $2,350. The agreement expires in February 2016.

Total software lease expense for 2014 and 2013 was $28,200. At December 31, 2014, aggregate future minimum lease payments due consist of the following:

Year Ending December 31,	
2015	$28,200
2016	4,700
	$32,900

Note 7 - Retirement plan:

The Company has a 401(k) retirement plan (the "Plan") matching 50% of employee contributions up to 6% of an employee's salary, subject to the provisions of the Employee Retirement Income Security Act of 1974. Eligibility for the Plan is based on attaining the age of 21 and completing 30 days of service with the Company. The Company's contributions to the Plan for the years ended December 31, 2014 and 2013 were $11,795 and $14,088, respectively.

USI SECURITIES, INC.

NOTES TO STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2014 AND 2013

Note 8 - Concentrations of credit risk:

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and commissions receivable. The Company maintains its cash with high-credit quality financial institutions. At times, such amounts may exceed Federally insured limits. At December 31, 2014 and 2013, the Company has uninsured cash in the amount of approximately $1,768,000 and $1,500,000, respectively.

Note 9 - Income taxes:

The Company is included in a consolidated tax return with USI Holdings Corporation and records its share of the consolidated tax expense or credit on a separate return basis. For the years ended December 31, 2014 and 2013, income tax expense of $549,409 and $690,186, respectively, was included in the statement of income due to current year net income. As of December 31, 2014 and 2013, the Company has a net income tax liability in the amount of $106,531 and $699,013, respectively, which is included in due to Parent balance on the accompanying statements of financial condition.

